23003029

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-44166

SEC Mail Processing
APR 03 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Insigneo Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 Brickell Avenue, 27th Floor
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gene Stice	(305)760-6501	gene.stice@insigneo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO
(Name – if individual, state last, first, and middle name)

100 SE 2nd St., Suite 1700	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gene Stice, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Insigneo Securities, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Maria Gisela Urribarri Sanchez
My Commission GG 324631
Expires 04/17/2023

Signature: ______________________

Title: Financial & Operations Principal

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

BDO

Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd Street
Miami Tower - 17th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Insigneo Securities, LLC
Miami, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Insigneo Securities, LLC (the "Broker-Dealer") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2022.

Miami, Florida

March 31, 2023

INSIGNEO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS	
Cash and cash equivalents	$ 18,395,933
Receivable from brokers and clearing organizations	7,648,422
Securities owned	100,951
Restricted cash	400,129
Broker advances, notes, and other receivables	2,485,774
Receivable from related parties	230,833
Property and equipment	864,301
Right of use lease assets	12,675,100
Prepaid expenses and other assets	1,238,185
TOTAL ASSETS	$ 44,039,628

LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 3,580,043
Commissions payable	7,788,751
Payable to related parties	359,063
Lease liabilities	13,825,849
Securities sold, but not yet purchased, at fair value	2,724
TOTAL LIABILITIES	25,556,430
LEASE COMMITMENTS AND CONTINGENCIES (Note 7 and Note 13)	
MEMBER'S EQUITY	18,483,198
	$ 44,039,628

See accompanying notes to the Statement of Financial Condition.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Insigneo Securities, LLC (the "Company"), was organized on December 24, 1998, as a Florida Limited Liability Company. The Company is a broker and dealer that sells listed and over the counter equities, listed options, mutual funds, and government and corporate bonds to retail investors, primarily on a riskless principal basis. The Company also provides execution and administrative services to sub-brokers and other financial intermediaries, both foreign and domestic. The Company is a wholly owned subsidiary of Insigneo Financial Group, LLC (the "Parent").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Method of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments such as money market funds, with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits. Cash denominated in foreign currencies is valued at quoted exchange rates.

Restricted Cash

Restricted cash consists of contractually restricted account balances held at the Company's clearing brokers. The cash balances in the accompanying Statement of Cash Flows include those amounts that are deemed to be restricted cash.

Advertising Costs

Advertising costs are charged to operations as incurred and are included in other expenses. The amount for the year ended December 31, 2022 was $220,654.

Property, Depreciation and Amortization

Property is stated at cost. Expenditures for property which substantially increase useful lives are capitalized. Depreciation and amortization is provided for on a straight-line basis over the useful lives of the respective assets ranging from 3 to 7 years or the term of the lease. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation or amortization are removed from the accounts.

Broker Advances and Notes Receivable

Broker advances and notes receivable are comprised of balances due from brokers and certain former brokers. The carrying amount of the balances reflects the unrepaid portion of non-forgivable advances and loans and the amortized balance of forgivable loans. Forgivable loans are amortized on a monthly basis over the life of the loan.

Non-forgivable advances and notes receivable are charged off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote. Amortized forgivable loan balances, whose agreement provisions are breached, are reinstated to the most recent forgiveness date and collection efforts are enacted.

Income Taxes

The Company is a Limited Liability Company, which is a disregarded entity for federal income tax purposes. Instead, its taxable income or loss is reflected on the Parent's income tax return. No provision for income taxes is included in the accompanying financial statements, as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years that remain subject to examination by the Company's major tax jurisdictions.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Receivables

The Company's receivables from its clearing organizations includes amounts receivable from unsettled trades, including amounts related to accrued interest receivable and cash deposits. The Company's trades are cleared through its clearing brokers and settled daily between the clearing broker and the Company. Because of the daily settlement, the amount of unsettled exposure is limited to the amount owed the Company for a very short period. The Company continually reviews the credit quality of its counterparties.

Equity Based Compensation

The Parent has issued performance-based profit interests incentive units to certain officers and financial advisors of the Company. The Company measures compensation cost for all employee unit-based awards at fair value on the date of grant and recognizes compensation expense over the requisite service period. The fair value of unit grants is determined using a market valuation approach. Forfeitures are recorded as they occur.

Measurement of Credit Losses on Financial Instruments

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ASC 326-20, Financial Instruments – Credit Losses (FASB ASC 326-20"). FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. The Company's receivables from its clearing broker and 12b-1 fees receivable includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2022.

ASC 842 Leases

In accordance with ASC 842 – *Leases*, the Company records a right-of-use asset and related lease liability on the statement of financial condition for leases in excess of one year. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate of 4.50% to determine the Company's effective cost of capital. Lease costs for lease payments are recorded on a straight-line basis over the term of the lease. (See Note 7)

NOTE 2. RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The Company maintains clearing agreements with Pershing, LLC, a Bank of New York Company, whose principal office is in Jersey City, New Jersey and Stone X, LLC, whose office in in New York, New York ("Clearing Organizations"). Under these agreements, the Clearing Organizations clear securities transactions, on a fully disclosed basis, and carry account assets for the Company and its clients. At December 31, 2022, the amount receivable from the Clearing Organizations represents cash maintained at the Clearing Organization as well as commissions and other revenues earned but not yet paid.

The receivable from the Clearing Organizations as of December 31, 2022 is $5,762,384 and relates to commissions and fees receivable and is included in receivables from broker dealers and clearing organizations.

The Company has agreed to indemnify the Clearing Organizations for losses that they may sustain from the client accounts introduced by the Company. At December 31, 2022, the Clearing Organization has made no claims for client related losses and the Company has made no reserve for potential future losses.

The Company is subject to credit risk of the Clearing Organizations if it is unable to repay balances due or deliver securities in their custody.

The Company also maintains business relationships with other broker-dealers and mutual fund companies through whom they purchase or sell certain fixed income securities and mutual funds. The amount receivable from these broker-dealers as of December 31, 2022, totals $1,886,038.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying statement of financial condition. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The designated level for a security is not necessarily an indication of the risk associated with investing in that security.

Marketable securities owned and sold, not yet purchased, consist of trading debt and mutual fund securities recorded at market values, as follows:

	Owned	Sold, Not Yet Purchased
US Corporate and foreign obligations	$ 100,236	($ 2,724)
Mutual fund securities	$ 715	($ 0
Total	$ 100,951	($ 2,724)

All securities owned and sold, not yet purchased, are classified as Level 2 securities.

NOTE 4. EXPENSE SHARING AGREEMENT

The Company received management fees during 2022 related to expenses and services paid by the Company and shared with an affiliated company including personnel costs and vendor expenses of $777,945 reducing other expenses recorded on the statement of income for the year ended December 31, 2022. This arrangement is documented in an expense sharing agreement executed on August 1, 2022, with Insigneo International Financial Services, LLC. The Company was reimbursed personnel costs with an affiliated company, Insigneo Advisory Services, LLC in the amount of $526,174, reducing compensation and benefits for the year ended December 31, 2022. The Company also paid its proportionate share of rent to a company under common control. This arrangement was documented in an expense sharing agreement dated January 1, 2022. For the year ended December 31, 2022, the total shared rent expense was $45,658 (Note 7), of which $3,805 was unpaid and is included as a component of payable to related parties.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2022 consisted of the following:

Furniture and fixtures	$ 635,311
Leasehold improvements	246,208
Software	668,774
	1, 550,293
	(685,992)
	$ 864,301

NOTE 6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum net capital requirement is defined as the greater of $250,000 or 6-2/3% of the aggregate indebtedness. As of December 31, 2022, the minimum net capital requirement was calculated to be $858,777.

At December 31, 2022, The Company had net capital of $10,875,778 which exceeded requirements by $10,017,001 and its aggregate indebtedness was 118.44% of its net capital.

NOTE 7. LEASE COMMITMENTS

On September 30, 2021, the sub-lease under which the Company was occupying office space in Miami, Florida terminated. At that time, the landlord agreed to permit the Company to continue to occupy the same office space on a month-to-month basis on a temporary basis and was utilized until April 30, 2022.

In March 2021, the Company entered into an agreement with Quest Workspaces in Miami to lease individual offices on a month-to-month basis until April 30, 2022. The monthly lease cost varied each month based on the number of offices leased.

In March 2018, the Company entered into a lease for office space in San Juan, Puerto Rico. At January 1, 2019, the effective date of ASC 842, the Company recorded a ROU asset of $42,044 and an operating lease liability of $42,044, based on a five-year non-cancelable term ending February 28, 2023, assuming a discount rate of 4.5%, our estimated incremental borrowing rate. At December 31, 2022, the ROU asset was $4,364 and the operating lease liability was $4,706.

In April 2021, the Company entered into a sub-lease for office space in New York, New York. On May 1, 2021, the effective date of the lease, the Company recorded an ROU asset of $459,653 and an operating lease liability of $459,653, based on a 34-month non-cancelable term ending February 28, 2024, assuming a discount rate of 4.5%, our estimated incremental borrowing rate. At December 31, 2022, the ROU asset was $197,078 and the operating lease liability was $200,279

NOTE 7. LEASE COMMITMENTS (Continued)

4.5%, our estimated incremental borrowing rate. At December 31, 2022, the ROU asset was $197,078 and the operating lease liability was $200,279.

In September 2021, the Company entered into a sub-lease with its parent company for office space in Miami, Florida. At October 1, 2021, the effective date of the lease, the Company recorded an ROU asset of $13,740,463 and an operating lease liability of $13,740,463, based on an eleven-year non-cancelable term ending September 30, 2032 assuming a discount rate of 4.5%, our estimated incremental borrowing rate. At December 31, 2022, the ROU asset was $12,473,658 and the operating lease liability was $13,620,864.

The approximate minimum annual lease payments required under the lease agreements as of December 31, 2022, are summarized as follows:

Year ended December 31:	
2023	1,494,236
2024	1,381,287
2025	1,678,508
2026	1,728,725
2027	1,780,682
2028	1,834,042
2029	1,889,074
2030	1,945,844
2031	2,004,086
2032	1,536,615
Total payments due under operating lease liabilities	17,273,099
Less discount to present value	(3,447,250)
Total operating lease liabilities	$ 13,825,849

The weighted average remaining lease term for the operating leases is approximately 9.64 years.

Rent expense associated with these leases, recorded on the straight-line basis, for the year ended December 31, 2022, was $2,169,761, including $45,658 pursuant to an expense sharing agreement, and is included in Occupancy and equipment expenses in the accompanying Statement of Income.

NOTE 8. RELATED PARTIES

Transactions between related parties commonly occur in the normal course of business. At December 31, 2022, the Company is owed $230,833 by certain companies under common control. At December 31, 2022, the Company separately owes $359,063 to certain companies under common control. These balances resulted from the Company's payment of expenses related to services or personnel costs shared by multiple companies, or expenses charged to the Company for facilitates usage.

NOTE 8. RELATED PARTIES (Continued)

	Receivable	Payable
Insigneo Financial Group and subsidiaries	$ 207,402	$ 348,619
Insigneo Financial Holdings and subsidiaries	9,157	0
Hencorp Becstone Financial Services	14,274	10,444
	$ 230,833	$ 359,063

As of December 31, 2022, $18,307 was owed Insigneo Financial Advisors, SA and was included as a component of commission payable on the balance sheet.

NOTE 9. AGREEMENT WITH CLEARING ORGANIZATION

The Company entered into a revised service agreement with its clearing organization starting July 1, 2017, which established early termination fees that decline over 7 years, and a establishes a minimum deposit requirement as follows:

Termination Fees:	
In year 1	$1,000,000
In year 2	$ 900,000
In year 3	$ 800,000
In year 4	$ 700,000
In year 5	$ 600,000
In year 6	$ 500,000
In year 7 and thereafter	$ 0
Minimum clearing deposit	$ 250,000

NOTE 10. EQUITY BASED COMPENSATION

Equity Unit Participation Plan

A total of 88 membership units were granted to three employees pursuant to an Equity Unit Participation Plan effective January 1, 2021. The units are class "C" profits interests and were valued at $587,111 upon issuance. The units vest 20% per year over five years. At December 31, 2022, the unvested value was $352,267. In addition, a total of 22 membership units were granted to two financial advisors effective May 31, 2022. For the year ended December 31, 2022, the Company recognized compensation expense of $142,037 related to these grants.

NOTE 11. 401(K) RETIREMENT PLAN

The Company sponsors a 401(K)-retirement plan, which allows eligible employees, those that are over age 21 and work at least 30 hours per week, to voluntarily defer a percentage of their salaries. The Company maintains a discretionary employer match. In 2022, the Company matched the first $1,000 of employee deferrals and 50% of the next $1,000 of employee deferrals. For the year ended December 31, 2022, matching contributions totaled $174,780.

NOTE 12. RISK CONCENTRATION

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligation, the Company may be exposed to market risk for transactions that do not settle. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company has exposure to credit risk to the extent its cash exceeds the $250,000 covered by federal deposit insurance or $500,000 covered by SIPC.

NOTE 13. CONTINGENCIES

Legal or regulatory proceedings

In the ordinary course of business, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that any such matters will result in a material impact on its financial statements.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. In addition, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liabilities in the financial statements for these indemnifications.

NOTE 14. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions through March 31, 2023, the date the financial statements were issued, and determined that no material events occurred subsequent to the date of the financial statements that would warrant recognition or disclosure in these financial statements.